UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Digital Ally, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25382P109
(CUSIP Number)

Stephen Gans
1680 Michigan Avenue, Suite 1001
Miami Beach, Florida 33139
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 14, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.

1	Name of Reporting Persons
Stephen Gans
I.R.S. Identification Nos. of above persons (entities only)
Intentionally Omitted

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)	☐

6	Citizenship or Place of Organization United States

	7	Sole Voting Power
Number of Shares		1,818,273
Beneficially
Owned by Each	8	Shared Voting Power
Reporting Person		0
With
	9	Sole Dispositive Power
		1,818,273

	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned By Each Reporting Person
1,818,273

12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)
11.26

12	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the statement on Schedule 13D relating to shares of common stock, par value $0.001 per share (the “Common Stock”) of Digital Ally, Inc., a Nevada corporation (the “Issuer”), filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on June 24, 2011 (the “Original Schedule 13D”).

Amendment No. 1 is filed to report an increase in the number of Shares and in the percentage of the outstanding common stock of the Issuer beneficially owned by the Reporting Persons as a result of the acquisition of additional Shares in open market transactions. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original Schedule 13D. Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety, as follows:

The shares of the Issuer’s commons stock reported herein were acquired by the Related Persons for an aggregate purchase price of $2,035,331.51 (including brokerage commissions). The source of such funds was the personal funds of the Reporting Person.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety, as follows:

(a) As of the date of this Schedule 13D, as discussed above, the Reporting Person owns 1,818,273 shares of the Issuer’s Common Stock, which constitutes approximately 11.26% of the outstanding shares of Common Stock of the Issuer, based on 16,154,073 shares of Common Stock outstanding;

(b) The Reporting Person has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock referred to herein;

(c) Since the filing of the Original Schedule 13D, the Reporting Persons acquired the following shares of the Issuer’s Common Stock, inclusive of any transactions effected through 5:00 p.m., New York City time, on August 17, 2011. All such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Date of Transaction	Settlement Date	Number of Shares Purchased	Purchase Price Per Share (U.S.$)
8/17/2011		48,300	0.9253
8/16/2011		6,798	0.8669
8/12/2011	8/17/2011	149,574	0.7343
7/29/2011	8/3/2011	15,000	1.02
7/28/2011	8/2/2011	28,356	1.0229
7/27/2011	8/1/2011	3,787	1.01
7/25/2011	7/28/2011	22,104	1.02
7/20/2011	7/25/2011	20,000	1.1696
7/19/2011	7/22/2011	11,134	1.1369
7/18/2011	7/21/2011	17,101	1.1636
7/15/2011	7/20/2011	2,700	1.1163
7/13/2011	7/18/2011	15,000	1.1629
7/12/2011	7/15/2011	3,450	1.17
7/8/2011	7/13/2011	5,000	1.22
7/7/2011	7/12/2011	20,500	1.21
7/6/2011	7/11/2011	5,000	1.2
7/5/2011	7/8/2011	20,000	1.1725
7/1/2011	7/7/2011	65,000	1.1735
6/30/2011	7/6/2011	18,750	1.1559
6/29/2011	7/5/2011	400	1.12
6/28/2011	7/1/2011	3,000	1.129
6/27/2011	6/30/2011	10,000	1.1617
6/24/2011	6/29/2011	125,000	1.1648

(d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 17, 2011

   /s/Stephen Gans
Name/Title:  Stephen Gans

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)